Exhibit 99.1

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves KAOS	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Adam Arviv KAOS Capital Ltd. 118 Yorkville Avenue, Suite 604 Toronto, Ontario, Canada M5R 1C2 Email: aa@kaos.capital	Founder, Chief Executive Officer and Sole Director	Founder, Chief Executive Officer and Sole Director of Kaos	KAOS Capital Ltd. 118 Yorkville Avenue, Suite 604 Toronto, Ontario, Canada M5R 1C2